SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class Securities)

G2352K108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K108
1	Name of Reporting Person. Cathay Auto Services Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 120,705,286
	6	Shared Voting Power 0
	7	Sole Dispositive Power 120,705,286
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 120,705,286
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 13.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G2352K108
1	Name of Reporting Person. Cathay Investment Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 133,965,186
	6	Shared Voting Power 0
	7	Sole Dispositive Power 133,965,186
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 133,965,1861
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.7%
12	Type of Reporting Person (See Instructions) CO

1 Including (i) 120,705,286 ordinary shares of the Issuer and (ii) 13,259,900 ordinary shares of the Issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the Issuer.

CUSIP No. G2352K108
1	Name of Reporting Person. New China Investment Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 133,965,186
	6	Shared Voting Power 0
	7	Sole Dispositive Power 133,965,186
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 133,965,1862
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 14.7%
12	Type of Reporting Person (See Instructions) CO

2 Including (i) 120,705,286 ordinary shares of the Issuer and (ii) 13,259,900 ordinary shares of the Issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the Issuer.

CUSIP No. G2352K108
1	Name of Reporting Person. S. Donald Sussman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,711,2603
	6	Shared Voting Power 140,233,0264
	7	Sole Dispositive Power 1,711,260
	8	Shared Dispositive Power 140,233,026
9	Aggregate Amount Beneficially Owned by Each Reporting Person 141,944,286
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.6%
12	Type of Reporting Person (See Instructions) IN

3 Represented by American Depositary Shares, each representing 20 ordinary shares of the Issuer.

4 Including (i) 120,705,286 ordinary shares of the Issuer and (ii) 19,527,740 ordinary shares of the Issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the Issuer.

CUSIP No. G2352K108
1	Name of Reporting Person. Paul S. Wolansky
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 312,0005
	6	Shared Voting Power 133,965,1866
	7	Sole Dispositive Power 312,000
	8	Shared Dispositive Power 133,965,186
9	Aggregate Amount Beneficially Owned by Each Reporting Person 134,277,186
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 14.7%
12	Type of Reporting Person (See Instructions) IN

5 Represented by American Depositary Shares, each representing 20 ordinary shares of the Issuer.

6 Including (i) 120,705,286 ordinary shares of the Issuer and (ii) 13,259,900 ordinary shares of the Issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the Issuer.

Item 1.	(a)	Name of Issuer:
CNinsure Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2.	(a)	Name of Person Filing:
Cathay Auto Services Limited
Cathay Investment Fund, Ltd.
New China Investment Management, Inc.
S. Donald Sussman
Paul S. Wolansky

	(b)	Address of Principal Business Office, or if None, Residence:
Cathay Auto Services Limited
14th Floor, St. John’s Bldg.
33 Garden Road
Hong Kong

Cathay Investment Fund, Ltd.
New China Investment Management, Inc.
Paul S. Wolansky
One Dock Street
Stamford, CT 06902

S. Donald Sussman
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

	(c)	Citizenship:
Cathay Auto Services Limited – British Virgin Islands
Cathay Investment Fund, Ltd. – Cayman Islands
New China Investment Management, Inc. – Delaware
S. Donald Sussman – United States
Paul S. Wolansky – United States

	(d)	Title of Class of Securities:
Ordinary Shares

	(e)	CUSIP Number:
G2352K108

Item 3.	Not Applicable.

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Auto Services Limited (1)	120,705,286	13.2%	120,705,286	0	120,705,286	0
Cathay Investment Fund, Ltd. (2)	133,965,186	14.7%	133,965,186	0	133,965,186	0
New China Investment Management, Inc. (3)	133,965,186	14.7%	133,965,186	0	133,965,186	0
S. Donald Sussman (4)	141,944,286	15.6%	1,711,260	140,233,026	1,711,260	140,233,026
Paul S. Wolansky (5)	134,277,186	14.7%	312,000	133,965,186	312,000	133,965,186

(1)
Cathay Auto Services Limited (“Cathay Auto”) is the record owner of 120,705,286 ordinary shares of the Issuer.  In September 2008, China United Financial Services Holdings Limited distributed all of the 208,199,680 ordinary shares of the Issuer it then held to its shareholders, including Cathay Auto, on a pro rata basis.  After such distribution, Cathay Auto owned 160,705,286 shares of the Issuer.  In October 2009, Cathay Auto converted 40,000,000 ordinary shares into 2 million American Depositary Shares, each representing 20 ordinary shares of the Issuer, and in connection with this conversion such American Depositary Shares were registered in the name of Cathay Auto’s sole shareholder, Cathay Investment Fund, Ltd. (“CIF”).

(2)
The 133,965,186 ordinary shares of the Issuer beneficially owned by CIF consist of (i) 13,259,900 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by CIF and (ii) 120,705,286 ordinary shares directly held by Cathay Auto.  In connection with the conversion of ordinary shares of the Issuer to American Depositary Shares described in Note (1) above, 40,000,000 ordinary shares (in the form of American Depositary Shares, each representing 20 ordinary shares) were registered in the name of CIF.  CIF subsequently sold 1,337,005 American Depositary Shares, representing 26,740,100 ordinary shares of the Issuer.  CIF owns 100% of the total outstanding shares of Cathay Auto.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, CIF may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay Auto.

(3)
New China Investment Management, Inc. (“New China”), as the investment manager of CIF, has the power to direct the voting and disposition of shares directly and indirectly held by CIF.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, New China may be deemed to beneficially own all of the ordinary shares of the issuer held by CIF and Cathay Auto.

(4)
The 141,944,286 ordinary shares of the Issuer beneficially owned by S. Donald Sussman consist of (i) 1,711,260 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by Mr. Sussman, (ii) 6,267,840 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, held by a grantor retained annuity trust (the “GRAT”) of which Mr. Sussman is a co-trustee, (iii) 120,705,286 ordinary shares directly held by Cathay Auto and (iv) 13,259,900 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by CIF.  Mr. Sussman owns 50% of the total outstanding shares of New China.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Sussman may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay Auto, CIF and the GRAT.  Mr. Sussman disclaims beneficial ownership of all of the ordinary shares of the issuer held by Cathay Auto and CIF except to the extent of his pecuniary interest therein.

(5)
The 134,277,186 ordinary shares of the Issuer beneficially owned by Paul S. Wolansky consist of (i) 312,000 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by Mr. Wolansky, (ii) 120,705,286 ordinary shares directly held by Cathay Auto and (iii) 13,259,900 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares, directly held by CIF.  Mr. Wolansky owns 50% of the total outstanding shares of New China.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wolansky may be deemed to beneficially own all of the ordinary shares of the issuer held by Cathay Auto and CIF.  Mr. Wolansky disclaims beneficial ownership of all of the ordinary shares of the issuer held by Cathay Auto and CIF except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

CATHAY AUTO SERVICES LIMITED

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

CATHAY INVESTMENT FUND, LTD.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

NEW CHINA INVESTMENT MANAGEMENT, INC.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Chairman

/s/S. Donald Sussman
S. Donald Sussman

/s/Paul S. Wolansky
Paul S. Wolansky

*Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement